Contacts:	W. Benjamin Moreland, CFO
Jay Brown, Treasurer
Crown Castle International Corp.
713-570-3000

CROWN CASTLE ANNOUNCES PRICING ON CASH
TENDER OFFER FOR 4% CONVERTIBLE SENIOR NOTES

December 3, 2004 - HOUSTON, TEXAS - Crown Castle International Corp. (NYSE: CCI) (the “Company”) announced today the pricing for its cash tender offer for any and all of its outstanding 4% Convertible Senior Notes due 2010 (CUSIP No. 228227AT1) (the “Convertible Notes”).

The tender offer is being made upon the terms and conditions in the Offer to Purchase and related Letter of Transmittal dated November 8, 2004. The tender offer will expire at midnight, New York City time, on December 7, 2004, unless extended or terminated (the “Expiration Date”). Tenders of the Convertible Notes may be withdrawn at any time prior to the Expiration Date.

The purchase price for each $1,000 principal amount of Convertible Notes was determined pursuant to the pricing formula set forth in the Offer to Purchase, that is based upon the volume-weighted average price of the Company’s common stock, subject to a minimum price of $750.00 and a maximum price of $1,795.05 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. Under the terms of the tender offer, the purchase price for each $1,000 principal amount of Convertible Notes will be the maximum purchase price under the pricing formula, which is $1,795.05 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. The volume-weighted average price of the Company’s common stock during the averaging period contemplated by the pricing formula is $16.8746. The closing of the tender offer is conditioned upon the satisfaction of certain conditions described in the Offer to Purchase.

This press release is merely a notification of the pricing of the tender offer and is neither an offer to purchase nor a solicitation of an offer to sell the Convertible Notes. The tender offer is being made only pursuant to the Offer to Purchase and related Letter of Transmittal dated November 8, 2004.

Holders of Convertible Notes should read the Tender Offer Statement on Schedule TO, the Offer to Purchase, related Letter of Transmittal and other tender offer documents filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2004, and any subsequently filed amendments or exhibits thereto, because they contain important information. The Tender Offer Statement on Schedule TO, the Offer to Purchase, related Letter of Transmittal and other tender offer documents filed with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov. Holders of Convertible Notes may also request copies of the Tender Offer Statement on Schedule TO, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting MacKenzie Partners, Inc., the Information Agent, by telephone at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or in writing to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, Attention: Steve Balet. Questions regarding the tender offer may be directed to The Bank of New York, the Depositary, at (212) 815-5920, or in writing to The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street - 7 East, New York, NY 10286, Attention: Carolle Montreuil.

This press release contains forward-looking statements that are based on our management's current expectations. Such statements include, but are not limited to, plans, projections and estimates regarding the terms of the tender offer relating to the Convertible Notes. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including prevailing market conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors which could affect our results is included in our filings with the SEC.